FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued: Friday 12 March 2010, London UK, LSE announcement

GSK commences succession plan for management of vaccines business
GlaxoSmithKline (GSK) today announced management changes related to its Vaccines business as part of a planned succession strategy.

With immediate effect Jean Stephenne is appointed Chairman, GSK Biologicals. Mr Stephenne will assume this role in addition to his existing position as President, GSK Biologicals.
Over the next two years, operational responsibility for Biologicals will transition to Dr Moncef Slaoui. These new responsibilities will be in addition to those he currently holds as Chairman of Research & Development.

Andrew Witty, Chief Executive Officer, GlaxoSmithKline
said
:  "Succession planning is fundamental to GSK's long-term success and today's changes are clear evidence that we are taking proactive steps to maintain excellent leadership in our business.

"Jean has built a world-leading vaccines business and as Chairman will continue to be instrumental in driving forward our public health agenda.  Moncef has more than 17 years experience working in the vaccines area and has played a critical role in developing the strong pipeline we have today.  These changes will ensure continued strong focus on delivery and development of this pipeline; they also reflect the more holistic approach we are taking to R&D capital investment."

S M Bicknell
Company Secretary
12 March 2010

GlaxoSmithKline
- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit
www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Jo Revill	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2009.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 12, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc